EXHIBIT 99.1
News Release
Contacts:	Media - Alan H. McCoy, Vice President, Government & Public Relations (513) 425-2826
Investors – Albert E. Ferrara, Jr., Vice President, Finance & CFO (513) 425-2888

AK Steel Updates Second Quarter 2009 Outlook
Update Provided in 10-Q Filing Today Reflects Automotive Customer Developments

WEST CHESTER, OH, May 5, 2009—In its quarterly report on Form 10-Q for the first quarter of 2009 filed today, AK Steel (NYSE: AKS) provided an update to the guidance for the second quarter that it previously provided in connection with its first quarter earnings release.  A summary of the principal updates to the company’s guidance for the second quarter of 2009 follows:
Updates to Second Quarter 2009 Guidance
Subsequent to the company’s issuance of its first quarter financial results, General Motors (GM) announced plans to idle more than half of its North American plants for up to nine weeks, beginning in mid-May.  In addition, Chrysler LLC (Chrysler) filed a bankruptcy petition and announced it will idle all of its plants pending completion of the proposed sale of its principal assets to a new company as part of its bankruptcy proceedings.
 These actions by GM and Chrysler likely will reduce AK Steel’s direct shipments to these customers, as well as shipments to other AK Steel customers who likewise supply the automakers.  As a consequence, AK Steel anticipates that its second quarter shipments likely will be closer to 725,000 tons rather than the 800,000 tons estimated in its initial guidance.  With the reduction in anticipated shipments for the quarter, AK Steel anticipates its average per-ton selling price for the second quarter will decrease by approximately 3% to 4% compared to the first quarter.
AK Steel now expects that it will incur an operating loss of $75 million to $80 million for the second quarter, which is higher than the $50 million loss estimated in the previous outlook, but still an improvement over the company’s first quarter operating loss of $99.9 million.  A complete description of the company’s current guidance for the second quarter of 2009 is set forth in the Outlook section of the company’s Form 10-Q for the first quarter of 2009, and is incorporated herein by reference.
Safe Harbor Statement
The statements in this release with respect to future results reflect management’s estimates and beliefs and are intended to be, and hereby are identified as “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The company cautions readers that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently expected by management, including those risks and uncertainties discussed in the company’s Annual Report on Form 10K for the year ended December 31, 2008.  Except as required by law, the company disclaims any obligation to update any forward-looking statements to reflect future developments or events.

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AK Steel
AK Steel produces flat-rolled carbon, stainless and electrical steels, primarily for automotive, appliance, construction and electrical power generation and distribution markets.  The company employs about 6,200 men and women in Middletown, Mansfield, Coshocton and Zanesville, Ohio; Butler, Pennsylvania; Ashland, Kentucky; Rockport, Indiana; and its corporate headquarters in West Chester, Ohio.  Additional information about AK Steel is available on the company’s web site at www.aksteel.com.  AK Tube LLC, a wholly owned subsidiary of AK Steel, employs about 260 men and women in plants in Walbridge, Ohio and Columbus, Indiana.  AK Tube produces carbon and stainless electric resistance welded (ERW) tubular steel products for truck, automotive and other markets.  Additional information about AK Tube LLC is available on its web site at www.aktube.com.

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